CUSIP No. 53680840	13D	Page 1 of 7 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)
Lithium Technology Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
53680840
(CUSIP Number)

Cicco Holding AG

c/o Advokatur und Notariat,

Dr. iur. Toni Russi

Bahnhofstrasse 40,

7002 Chur, Switzerland

(41) (81) 258-3737

COPY TO:
B. Jeffery Bell, Esq.
Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

March 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53680840	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cicco Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER(1)(2)
2,376,170,858
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,376,170,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,170,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.6%
14	TYPE OF REPORTING PERSON*
CO

(1)	All calculations of shared voting power, shared dispositive power, aggregate amounts beneficially owned and percentage ownership set forth in this Amendment No. 2 assume the immediate drawing in full of the Note Facility (as defined in the Schedule 13D) through the exercise of the Note Funding Right (as defined in the Schedule 13D) and conversion in full of the principal and accrued interest of the all Notes (as defined in the Schedule 13D) at the maturity thereof.

(2)	Because of the voting and right of first refusal provisions in the Shareholders Agreement (as defined in the Schedule 13D), calculations of shared voting power, shared dispositive power, aggregate amounts beneficially owned and percentage ownership include the shares of common stock beneficially owned by the Arch Hill Parties (as defined in the Schedule 13D).

CUSIP No. 53680840	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Power Duke Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
83,333,333
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
83,333,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,333,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14	TYPE OF REPORTING PERSON*
CO

CUSIP No. 53680840	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kamal Siddiqi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER(1)(2)
2,459,504,191
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,459,504,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,459,504,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 53680840	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lim Ho Kee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER(1)(2)
2,459,504,191
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,459,504,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,459,504,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.1%
14	TYPE OF REPORTING PERSON*
IN

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on April 11, 2011 by the Reporting Persons (as defined in the Schedule 13D) with respect to the common stock, par value $.01 per share (the “Common Stock”), of Lithium Technology Corporation, a Delaware corporation (the “Issuer”), as amended by Amendment No.1 to Schedule 13D (“Amendment No.1”) filed on January 4, 2013 by the Reporting Parties. Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, as applicable. The address of the principal executive offices of the Issuer is 10379B Democracy Lane, Fairfax, Virginia 22030.

Item 2. Identity and Background.

No change is required to Item 2 of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

No change is required to Item 3 of the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4(I) is hereby supplemented with the addition of the following paragraphs:

On March 29, 2013, the Buyer and Frazer-Nash (the “Reporting Plaintiffs”) filed a lawsuit (the “Issuer Suit”) against the Issuer in the United States District Court for the Southern District of New York (the “SDNY”) seeking, among other things, specific performance of the Issuer’s obligations under Section 5.11 of the Securities Purchase Agreement and damages in respect of breaches by the Issuer of its obligations under the Securities Purchase Agreement and other of the Financing Documents.

In its complaint initiating the Issuer Suit, the Reporting Plaintiffs alleged that the Issuer’s breach of Section 5.11 of the Securities Purchase Agreement constituted an event of default under the Closing Note, causing the principal balance of the Closing Note and all unpaid interest thereon to become immediately due and payable.  The Reporting Plaintiffs also alleged that the Buyer provided to LTC two advances under the Note Facility of $66,950 and $66,005 on December 5, 2011 and March 9, 2012, respectively, and that LTC failed to execute and deliver Notes in respect of these advances as required by Section 2.6 of the Securities Purchase Agreement.  As a result, the Reporting Plaintiffs claim that LTC was unjustly enriched in the amount of $132,995 plus all accrued interest thereon.

The Reporting Plaintiffs are also pursuing a second lawsuit against the Arch Hill Parties pursuant to a complaint filed in New York State Supreme Court, New York County, Commercial Division (the “Commercial Division”) on January 4, 2013 and amended on January 11, 2013 and February 26, 2013, seeking, among other things, to (a) rescind the Acquisition Agreement (the “Acquisition Agreement”), dated January 23, 2013, between VRDT and certain shareholders of Arch Hill, pursuant to which VRDT acquired control of Arch Hill and of the Issuer and (b) enforce the Buyer’s right of first refusal under the Shareholders Agreement with respect to the transactions contemplated by the Acquisition Agreement.

The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement, the Joint Venture Agreement, the Securities Purchase Agreement and the Closing Note, together with the schedules, annexes and exhibits thereto, which are attached as exhibits hereto, the Shareholders Agreement, which is attached as an exhibit to Amendment No. 17 to Schedule 13D filed on May 4, 2011 by Arch Hill, and the Acquisition Agreement, which is attached as an exhibit to the Current Report on Form 8-K filed on February 1, 2013 by VRDT, each of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

No change is required to Item 5 of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change is required to Item 6 of the Schedule 13D.

Item 7. Material to be filed as Exhibits.

Item7 is hereby supplemented with the addition of the following paragraphs:

Exhibit 5 – Convertible Promissory Note, dated March 30, 2011, issued by the Issuer to the Buyer.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2013

/s/ William Tet Hin Chia
William Tet Hin Chia, as Attorney-in-Fact for Power Duke Investments Limited, Cicco Holding AG, Kamal Siddiqi and Lim Ho Kee.

Page 7 of 7 Pages

EXHIBIT 5

Convertible Promissory Note

[See Attached]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION AVAILABLE UNDER SUCH ACT.

CONVERTIBLE PROMISSORY NOTE

As of March 30, 2011 (the “Issuance Date”)

FOR VALUE RECEIVED, the undersigned, Lithium Technology Corporation, a Delaware corporation, with an address at 10379B Democracy Lane, Fairfax VA 22030 (the “Company”), hereby promises to pay to the order of Cicco Holding AG, with an address at c/o Advokatur und Notariat Dr. iur. Toni Russi, Bahnhofstrasse 40, 7002, Chur, Switzerland (together with its successors and permitted assigns, the “Holder”), in accordance with the terms hereinafter provided, the aggregate principal amount of three hundred seventy thousand eight hundred and two Dollars ($370,802) together with all accrued but unpaid interest, all as provided in this Convertible Promissory Note (as the same may be supplemented, modified, amended or restated from time to time in the manner provided herein, the “Note”). As used herein, “$” and “Dollars” shall mean dollars in the lawful currency of the United States of America (the “U.S.”).

Interest shall accrue on the unpaid principal amount of this Note from the Issuance Date at a rate equal to 9.0% per annum, compounded annually; provided that such rate shall increase to 18.0% following the occurrence of any Payment Event of Default (as hereinafter defined). Interest shall be computed on the basis of a 360-day year of twelve 30-day months. Interest shall not be payable in cash, but shall instead be added to the principal amount of this Note. Notwithstanding anything to the contrary set forth in this Note, the interest payable hereunder will not exceed the maximum rate of interest permissible under any applicable law.

Subject to Article III, principal and accrued interest on this Note shall be due and payable on the earliest to occur of (a) June 30, 2013 (the "Maturity Date"), (b) receipt by the Company of written notice of the election of the Holder to accelerate the Note following the occurrence of an Event of Default and (c) automatically and immediately upon the occurrence of a Bankruptcy Acceleration Event. Payments of principal and interest on this Note shall be made in Euros based on an exchange rate of Euros per Dollar equal to the higher of (x) 0.63910 and (y) the then-prevailing market exchange rate as quoted by the Wall Street Journal on the day prior to the relevant payment, in immediately available funds, at the address of the Holder first set forth above or at such other place, or by wire transfer of funds to such account of the Holder as the Holder may designate from time to time in writing to the Company.

This Note has been issued pursuant to a Securities Purchase Agreement between the Company and the Holder, dated as of March 30, 2011 (the “Securities Purchase Agreement”) and guaranteed by the Guarantor Subsidiaries of the Company pursuant to the Subsidiary Guarantees as defined in the Securities Purchase Agreement.

Article I
Transfer; Replacement

1.1. Payment on Non-Business Days. Whenever any payment to be made hereunder shall be due on a date which is not a Business Day, such payment shall be due on the next succeeding Business Day and such next succeeding Business Day shall be included in the calculation of the amount of accrued interest hereunder. For purposes of this Note, “Business Day” means any day, other than any Saturday, Sunday or a public holiday under the laws of the State of Pennsylvania, the State of Delaware or the State of New York.

1.2. Transfer. Subject to the terms of Section 5.4 hereof, the Holder may at any time, with the written consent of the Company, assign, transfer, or sell, or pledge, hypothecate or otherwise grant as security, this Note.

1.3. Replacement. Upon receipt of a duly executed and notarized written affidavit from the Holder (certified by a duly authorized and incumbent officer of the Holder) confirming the loss, theft or destruction of the original of this Note (or any replacement original hereof), and without requiring an indemnity bond or other security, or, in the case of the mutilation of such original Note, upon surrender and cancellation of such mutilated Note, the Company shall issue a replacement original Note in lieu of such lost, stolen, destroyed or mutilated Note. The replacement Note, for the avoidance of doubt, will evince the same (and not any additional or different) indebtedness as evinced by such lost, stolen, destroyed or mutilated Note.

Article II
Default; Acceleration

2.1. Events of Default. The occurrence of any of the following events shall be an “Event of Default” under this Note:

(a) Failure by the Company to make any payment of principal on the Maturity Date, subject to Section 1.1 hereof (“Payment Event of Default”);

(b) default in the performance or observance of any material covenant contained in this Note and the un-remedied continuance of such default for a period of ten (10) Business Days after notice thereof from the Holder to the Company;

(c) the acceleration of any other Indebtedness of the Company or any of the Guarantor Subsidiaries, (excluding, in each case, any acceleration caused by the actions of Buyer or its Affiliates);

(d) failure to effect a conversion of this Note as required by the terms hereof;

(e) the occurrence of a Bankruptcy Acceleration Event; or

(f) breach by the Company or any Guarantor Subsidiary of their obligations pursuant to Section 5.11 of the Securities Purchase Agreement.

2.2. Remedies Upon an Event of Default. If an Event of Default occurs and is ongoing, the Holder of this Note may at any time declare the entire unpaid principal balance of this Note, together with all interest accrued thereon, due and payable, and thereupon, the same shall become immediately due and payable, without presentment, demand, protest or notice, all of which are hereby expressly, unconditionally and irrevocably waived by the Company; provided, however, that upon the occurrence of an Event of Default described in Section 2.1(d), the outstanding principal balance, accrued interest and any other amounts due hereunder shall become automatically due and payable. No course of delay on the part of the Holder will operate as a waiver thereof or otherwise prejudice any rights of the Holder. No remedy conferred hereby is exclusive of any other remedy referred to herein, or of any remedy now or hereafter available at law, in equity, by statute or otherwise.

2.3. Prepayment of the Note.

(a) The Company shall not prepay the Note during the period starting on the Issuance Date and ending two years after the Issuance Date. Thereafter, the Company may prepay the Note, provided that the Company provides to the Holder written notice thereof and proof of its ability to pay at least thirty (30) Business Days prior to such prepayment. Notwithstanding the foregoing, Holder may convert the outstanding principal amount of this Note and any interest accrued thereunder pursuant to Section 3.1 below after receipt of any prepayment notice from the Company.

(b) In the event of the receipt by the Company of any proceeds from any Insurance/Condemnation Award (as defined below), the Company shall, at the option of the Holder, pay the net after-tax proceeds of Insurance/Condemnation award to the Holder as payment on the principal of this Note within thirty (30) Business Days of the receipt thereof.

Article III
Conversion

3.1. Voluntary Conversion Option.

(a) The outstanding principal amount of this Note and any interest accrued hereunder may be converted (in whole or in part), at the option (the “Voluntary Conversion Option”) of the Holder, at any time until the Maturity Date (the “Conversion Period”), into a number of shares of Common Stock equal to the quotient (rounded upward to the nearest whole share of Common Stock) of (A) the amount of unpaid principal and interest accrued hereunder, divided by (B) the Conversion Price (as hereinafter defined) then in effect (such shares of Common Stock being the “Conversion Securities”). For purposes hereof, “Conversion Price” shall mean $0.030; provided however, in the event of changes in the total outstanding shares of Common Stock, on or after the Issuance Date, by reason of a stock dividend, stock split or recapitalization, the Conversion Price will be correspondingly adjusted to give the Holder, upon conversion, the total number of Conversion Securities as the Holder would have owned had the Holder converted this Note prior to the event requiring adjustment and continued to hold the applicable Conversion Securities until after such event. The form of this Note need not be changed because of any adjustment in Conversion Price. The Company shall promptly provide the Holder written notice of any event requiring adjustment in the Conversion Price.

(b) The Holder may, at any time and from time to time during the Conversion Period, exercise the Voluntary Conversion Option. To convert this Note (in whole or in part) in accordance with Section 3.1(a), the Holder shall deliver written notice of such exercise, substantially in the form of Exhibit A to this Note, with appropriate insertions (the “Voluntary Conversion Notice”), to the Company at its address as set forth herein or such address as the Company may designate to Holder by written notice from time to time. The date upon which the conversion shall be effective (the “Conversion Date”) shall be deemed to be the date set forth therefor in the Voluntary Conversion Notice. Within five Business Days after the date of delivery of the Conversion Notice to the Holder, the Company shall deliver to the Holder one or more certificates representing the Conversion Securities, such certificates being deemed to be issued and outstanding as of the Conversion Date.

3.2. Certain Rights of the Holder. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive distributions or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors (as the case may be) of the Company or of any other matter, or any other rights as a shareholder of the Company.

Article IV
Covenants of the Company

4.1. Negative Covenants. Prior to the satisfaction or conversion of this Note, as applicable, without the prior written consent of the Holder, the Company shall not, and shall cause its Guarantor Subsidiaries (other than Newco) to not:

(a) create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of any Indebtedness other than (i) Indebtedness that by its terms is expressly subordinated to this Note in all respects and (ii) Permitted Indebtedness;

(b) satisfy, settle, repurchase or repay any Indebtedness other than regularly scheduled payments of interest and principal in accordance with the express terms thereof;

(c) declare or pay any dividend or make any distribution (other than dividends or distributions payable in capital stock of such Person) with respect to the capital stock of such Person; and

(d) purchase, redeem or otherwise acquire or retire for value any of the capital stock of such Person.

Article V
Miscellaneous

5.1. Certain Definitions. Undefined capitalized terms used herein have the meanings ascribed thereto in the Securities Purchase Agreement and the other Transaction Documents. For purposes of this Note, the following terms shall have the respective definitions set forth below:

(a) “Bankruptcy Acceleration Event” means (a) the Company or any Guarantor Subsidiary commencing a voluntary case or other proceeding, or an involuntary case or other proceeding being commenced against the Company or any Guarantor Subsidiary, in either case seeking liquidation, reorganization or other relief with respect to the Company or any Guarantor Subsidiary, or the debts of the Company or any Guarantor Subsidiary, under any applicable bankruptcy, reorganization, composition, insolvency or other similar law of any jurisdiction (foreign or domestic) now or hereafter in effect, or seeking the appointment of a trustee, receiver or liquidator, custodian or other similar official of the Company or any Guarantor Subsidiary or substantially all of the property of the Company or any Guarantor Subsidiary, (b) the Company or any Guarantor Subsidiary consenting to any such relief set forth in the foregoing clause (a) or to the appointment of or taking possession by any official in an case or other proceeding, (c) the Company or any Guarantor Subsidiary admitting in writing its inability to pay its debts generally as they become due or generally failing to pay such debts as they become due or (d) the Company or any Guarantor Subsidiary making or consenting to any assignment of any material portion of its assets for the benefit of creditors.

(b) “Insurance/Condemnation Award” means the receipt by the Company of any proceeds received under any casualty insurance policy maintained by or for the benefit of the Company as a result of the destruction of any of the facilities of the Company or the taking of any assets of the Company pursuant to the power of eminent domain or condemnation.

(c) “Permitted Indebtedness” means (i) the Notes contemplated by Section 2.6 of the Securities Purchase Agreement and the Indebtedness set forth in Section 3.1(f)(III) of the Disclosure Schedule thereto, (ii) the Indebtedness reflected on the Balance Sheet or Section 3.1(i) of the Disclosure Schedule, (iii) Indebtedness in respect of De Minimis Liabilities or Ordinary Course Liabilities or reflected in Section 3.1(j) of the Disclosure Schedule, in each case incurred following the Issuance Date, (iv) Indebtedness solely in replacement of existing or maturing Indebtedness on terms no less advantageous to the Company and its Subsidiaries, and (v) Indebtedness of one wholly-owned Subsidiary to the Company or another wholly owned Subsidiary.

5.2. Incorporation of Terms from the Securities Purchase Agreement. The provisions of Article Seven of the Securities Purchase Agreement are hereby incorporated, mutatis mutandis, by reference.

5.3. No Assignment by Company. The Company shall not be permitted to assign any of its rights or obligations under this Note, and any such assignment shall be null and void ab initio.

5.4. Compliance with Securities Laws. The Holder of this Note acknowledges that this Note is being acquired solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Note or any securities acquired upon conversion of this Note in the absence of a registration statement in effect with respect thereto under the Securities Act except pursuant to an exemption from registration under the Securities Act and, if requested, delivery of an opinion of counsel reasonably satisfactory to the Company that such registration is not required. Any Note issued in substitution or replacement for this Note, as well as any securities acquired upon conversion thereof, shall be stamped or imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION AVAILABLE UNDER SUCH ACT.”

IN WITNESS WHEREOF, this Convertible Promissory Note has been executed and delivered by the Company as of the date first written above.

COMPANY:

LITHIUM TECHNOLOGY CORPORATION

By:	/s/ Theo M.M. Kremers
Name: Theo M.M. Kremers
Title: CEO

Accepted and agreed:

HOLDER:

CICCO HOLDING AG

By:	/s/ Dr. Toni Russi
Name: Dr. Toni Russi
Title: Member of the Board of Directors

EXHIBIT A

NOTICE OF VOLUNTARY CONVERSION

(To be executed by the Holder in order to Convert the Convertible Promissory Note)

in whole / in part *

TO:	LITHIUM TECHNOLOGY CORPORATION

The undersigned hereby irrevocably elects to convert 100%/€_________ of the principal amount and accrued interest of the above Note into shares of Common Stock of Lithium Technology Corporation, according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Applicable Conversion Price:	$
Signature:
Name:
Address:
Amount to be converted (Principal):	€
Amount to be converted (Interest):	€
Amount of Note unconverted (Principal):	€
Amount of Note unconverted (Interest):	€
Number of shares of Common Stock to be issued:
Please issue the shares of Common Stock in the following name and to the following address:
Issue to:
Authorized Signature:
Name:
Title:
Phone Number:
Broker DTC Participant Code:
Account Number:

* elect what is applicable.